MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
THIRD QUARTER ENDED SEPTEMBER 30, 2019
The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated November 6, 2019, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes ("consolidated interim financial statements") thereto as at and for the three and nine months ended September 30, 2019. This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes for December 31, 2018 and the related MD&A included in the 2018 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings "Upcoming Growth Catalysts", “Outlook”, "Market Trends", “Quarterly Updates” and "Exploration", and include, without limitation, statements with respect to: the Company’s guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “guidance”, “outlook”, “potential”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and seismicity; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be successful which could lead to a strike or work stoppage in the future, and any such strike or work stoppage could have a material adverse effect on the Company's earnings and financial condition; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; illegal mining; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; the ability to deliver gold as required under forward gold sale arrangements; the rights of counterparties to terminate forward gold sale arrangements in certain circumstances, the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a forward gold sale arrangement, such as the collar entered into in conjunction with the gold sold forward in January of 2019; and the risks involved in the exploration, development and mining business. The Company is also subject to litigation and legal and political risks. Risks and unknowns inherent in IAMGOLD's operations and projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, and the future price of gold. Exploration and development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the continued development or operation of a project.
For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with Canadian securities regulatory authorities, at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission, at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).
IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.
THIRD QUARTER 2019 HIGHLIGHTS

OPERATING PERFORMANCE

•	Attributable gold production was 187,000 ounces, down 21,000 ounces from the same prior year period, and down 11,000 ounces from the second quarter 2019.

•	Attributable gold sales were 186,000 ounces, down 16,000 ounces from the same prior year period, and down 1,000 ounces from the second quarter 2019.

•	Cost of sales[2] was $986 per ounce, up 15% from the same prior year period, and up 5% from the second quarter 2019.

•	All-in sustaining costs[3] were $1,118 per ounce sold, up 3% from the same prior year period, and down 1% from the second quarter 2019.

•	Total cash costs[3] were $902 per ounce produced, up 9% from the same prior year period, and up 1% from the second quarter 2019.

•	Gold margin[3] was $579 per ounce, up $202 per ounce from the same prior year period, and up $160 per ounce from the second quarter 2019.
FINANCIAL RESULTS

•	Revenues were $274.4 million, up $29.6 million or 12% from the same prior year period, and up $27.9 million from the second quarter 2019.

•	Gross profit was $22.8 million, up $15.3 million or 204% from the same prior year period, and up $16.2 million from the second quarter 2019.
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1
Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

2
Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

3
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis. Joint Ventures include Sadiola (41%) and Yatela (40%). Yatela is in closure with nominal production.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

•
Net loss attributable to equity holders was $3.0 million, or $0.01 per share, compared to net loss of $9.5 million, or $0.02 per share in the same prior year period, and compared to net loss of $14.4 million, or $0.03 per share in the second quarter 2019.

•
Adjusted net loss attributable to equity holders[1] was $0.0 million, or $0.00 per share[1], compared to adjusted net loss[1] of $6.9 million, or $0.01 per share[1] in the same prior year period, and compared to adjusted net loss[1] of $15.5 million, or $0.03 per share[1] in the second quarter 2019.

•	Net cash from operating activities was $51.8 million, up $40.4 million from the same prior year period, and up $11.2 million from the second quarter 2019.

•	Net cash from operating activities before changes in working capital[1] was $65.4 million, up $25.7 million from the same prior year period, and up $22.6 million from the second quarter 2019.

•
Cash, cash equivalents, short-term investments and restricted cash totaled $677.2 million at September 30, 2019. Cash and cash equivalents were $634.0 million, short-term investments, primarily in money market funds, were $16.1 million and restricted cash was $27.1 million. $499.6 million was available under the credit facility.

STRATEGIC DEVELOPMENTS
Reserves and Resources

•
On August 7, 2019, the Company reported initial drilling results testing the underground mining potential of the Saramacca Project in Suriname. Drilling highlights included: 21.0 metres grading 6.05 g/t Au including 10.5 metres grading 9.72 g/t Au; 22.7 metres grading 8.54 g/t Au including 9.0 metres grading 15.23 g/t Au; 24.0 metres grading 9.67 g/t Au including 6.0 metres grading 26.41 g/t Au.

•
On August 13, 2019, the Company reported additional drilling results from its delineation drilling program at the Nelligan Gold Project in Quebec. Drilling highlights included: 123.7 metres grading 1.26 g/t Au; 50.2 metres grading 1.82 g/t Au; 17.3 metres grading 5.50 g/t Au.

Exploration

•
On July 23, 2019, the Company reported drilling results from its 2019 drilling program completed at the Monster Lake Joint Venture Project in Quebec. Drilling highlights included: 0.8 metres grading 357.0 g/t Au; 0.5 metres grading 133.0 g/t Au.

•
On July 30, 2019, the Company reported drilling results from its 2019 drilling program completed at the Gosselin Discovery at the Côté Gold Project in Ontario. Drilling highlights included: 342.5 metres grading 0.98 g/t Au; 412.0 metres grading 1.28 g/t Au.

•
On July 31, 2019, the Company reported additional drilling results from its delineation program completed on the Lac Gamble Zone at the Rouyn Gold Project in Quebec. Drilling highlights included: 9.7 metres grading 6.64 g/t Au; 23.4 metres grading 6.08 g/t Au including 8.1 metres grading 13.25 g/t Au; 10.05 metres grading 6.59 g/t Au.

Development and Operations

•
At Rosebel, the Company resumed mining activities in the northern pits in late August and began ramping up in the southern pits in late September, following the temporary suspension of mining activities that resulted from a security incident reported on August 1, 2019.

•
Development work on Saramacca continued with the haul road construction and bush clearing activities progressing, and deliveries for hauling fleet and technical engineering work continuing during the quarter.

•
The carbon-in-column plant at Rosebel, which became fully operational in the first quarter 2019, produced an additional 1,300 ounces in the third quarter 2019, for total year-to-date recoveries of 5,600 ounces.

•	The Company continued to advance its application for a mining concession and to optimize the design elements of the Boto Gold Project development, while it maintained stakeholder engagement.
Subsequent to the Quarter

•	The Company was awarded the Discovery of the Year at the Mining Exploration Association of Quebec’s XPLOR 2019 Awards Gala for the Nelligan Gold Project.

•	The Company reported an initial inferred resource estimate for the Nelligan Gold Project in Quebec of 97.0 million tonnes grading 1.02 g/t Au for 3.2 million ounces (on a 100% basis).

•	At Rosebel, the first ore was delivered to the mill from the Saramacca deposit.

•
The Carbon-In-Leach ("CIL") and Heap Leach feasibility study at Essakane was completed: the feasibility study supported an investment in a mill optimization project to increase CIL plant capacity and postponement of heap leach operations to the end of life of mine.

•
Moody’s Investor Services released its first assessment of Corporate Governance for the Metals and Mining sector, wherein the Company achieved the highest level (GA-1) based on adjusted scoring of 2.7. The Corporate Governance framework is a subset of Moody’s initiative focussing on Environmental, Social and Corporate governance reviews.  The Corporate Governance framework comprises 168 questions reviewing Ownership, Compensation, Board Oversight, Financial Oversight and Compliance Reporting.

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1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

•
The Company announced drilling results from its 2019 drilling program completed at the Karita Gold Project in Guinea, confirming a new grassroots exploration discovery along the Senegal-Mali Shear Zone. Drilling highlights included: 29.0 metres grading 2.96 g/t Au; 21.0 metres grading 9.01 g/t Au; 16.0 metres grading 3.17 g/t Au.

•
The Company participated in INV Metals' private placement of common shares and acquired an additional 13.9 million common shares of INV Metals at a price of C$0.40 per share for an aggregate amount of $4.2 million (C$5.6 million). This acquisition allowed the Company to maintain a 35.6% ownership in INV Metals.

•	Moody's Investors Service downgraded the Company's long-term corporate credit rating to B1 from Ba3 with a stable outlook.

•	The Company appointed P. Gordon Stothart as President and Chief Operating Officer.
UPCOMING GROWTH CATALYSTS

•	At Rosebel, a scoping study is underway to evaluate the underground mining potential of Saramacca, which could result in higher grades and significantly lower waste volumes, thereby reducing costs.

•
The Company is continuing to advance exploration activities along the Saramacca-Brokolonko trend in Suriname to confirm the presence of additional zones of mineralization and evaluate the resource potential.

•
The Company is studying various design approaches to Westwood with a preliminary life of mine plan update expected in the fourth quarter 2019, followed by a plan, in accordance with NI 43-101, in the first half of 2020.

THIRD QUARTER 2019 SUMMARY

FINANCIAL

•
Revenues for the third quarter 2019 were $274.4 million, up $29.6 million or 12% from the same prior year period. The increase was primarily due to a higher realized gold price ($51.0 million), partially offset by lower sales volume at Westwood ($9.5 million), Rosebel ($8.7 million) and Essakane ($2.4 million).

•
Cost of sales for the third quarter 2019 was $251.6 million, up $14.3 million or 6% from the same prior year period. The increase was primarily due to higher operating costs and depreciation expense. Operating costs were higher primarily due to lower capitalized stripping and increased fuel consumption at Essakane, combined with the processing of stockpile material at Rosebel as a result of the temporary suspension of mining activities due to the security incident, partially offset by labour reductions at Westwood.

•
Depreciation expense for the third quarter 2019 was $69.9 million, up $5.3 million or 8% from the same prior year period. The increase was primarily due to higher depreciation of capitalized stripping at Essakane.

•
Income tax expense for the third quarter 2019 was $8.6 million, up $8.1 million from the same prior year period. Income tax expense for the third quarter 2019 comprised current income tax expense of $15.8 million (September 30, 2018 - $24.7 million) and deferred income tax recovery of $7.2 million (September 30, 2018 - recovery of $24.2 million). The increase in income tax expense was primarily due to changes to deferred income tax assets and liabilities, differences in the impact of fluctuations in foreign exchange, and differences in the level of taxable income in the Company’s operating jurisdictions from one period to the next.

•
Net loss attributable to equity holders for the third quarter 2019 was $3.0 million, or $0.01 per share, compared to net loss of $9.5 million, or $0.02 per share in the same prior year period. The decrease in net loss was primarily due to higher gross profit ($15.3 million) and interest income, derivatives and other investment gains (losses) ($11.0 million), partially offset by higher income tax expense ($8.1 million), higher other expenses ($8.1 million) and lower foreign exchange gain ($5.7 million).

•	Adjusted net loss attributable to equity holders[1] was $0.0 million, or $0.00 per share[1], compared to adjusted net loss[1] of $6.9 million, or $0.01 per share[1] in the same prior year period.

•
Net cash from operating activities for the third quarter 2019 was $51.8 million, up $40.4 million from the same prior year period. The increase was primarily due to higher earnings after non-cash adjustments ($18.2 million), lower movements in non-cash working capital items and non-current ore stockpiles ($15.1 million) and lower income taxes paid ($6.9 million). Movements in non-cash working capital items and non-current ore stockpiles was lower primarily due to lower inventories and non-current ore stockpiles, partially offset by a temporary reduction in accounts payable and accrued liabilities due to the temporary suspension of mining activities as a result of the security incident at Rosebel. Accounts payable and accrued liabilities are expected to increase as mining activities ramp up.

•	Net cash from operating activities before changes in working capital[1] for the third quarter 2019 was $65.4 million, up $25.7 million from the same prior year period.

•
Cash, cash equivalents, short-term investments primarily in money market funds and restricted cash were $677.2 million at September 30, 2019, down $80.8 million from December 31, 2018. The decrease was due to spending on property, plant and equipment ($187.9 million), interest paid ($15.4 million) and payment of lease obligations ($4.4 million), partially offset by cash generated from operating activities ($100.5 million) and proceeds from an equipment loan ($23.3 million).

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1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

OPERATIONS

•
The DART rate[1], representing the frequency of all types of serious injuries across all sites and functional areas for the third quarter 2019 was 0.56, below the Company's target of 0.63. The Company continues the implementation of several initiatives, including a behaviour-based safety program, to ensure a safer work environment.

•
Attributable gold production, inclusive of joint venture operations, was 187,000 ounces for the third quarter 2019, down 21,000 ounces from the same prior year period. The decrease was primarily due to lower head grades and recoveries at Rosebel, as the mill feed comprised low grade stockpiles due to the temporary suspension of mining activities (12,000 ounces), lower grades at Westwood (7,000 ounces), lower throughput and recoveries at Sadiola (1,000 ounces) and the end of operations at Yatela (1,000 ounces).

•
Attributable gold sales, inclusive of joint venture operations, were 186,000 ounces for the third quarter 2019, down 16,000 ounces from the same prior year period. The decrease was due to lower sales at Westwood (8,000 ounces), Rosebel (7,000 ounces) and Essakane (1,000 ounces).

•	Cost of sales[2] per ounce for the third quarter 2019 was $986, up 15% from the same prior year period primarily due to lower sales volumes in addition to the factors noted above.

•
Total cash costs[3] per ounce produced for the third quarter 2019 were $902, up 9% from the same prior year period primarily due to lower production volumes at Rosebel and Westwood in addition to the factors noted above. Included in total cash costs[3] for the third quarter 2019 was a reduction of $49 per ounce produced reflecting the reduction of costs attributed to inventory to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low material mined at Rosebel (2018 - $nil) as a result of the security incident.

•
All-in sustaining costs[3] per ounce sold for the third quarter 2019 were $1,118, up 3% from the same prior year period. The increase was primarily due to higher cost of sales per ounce, partially offset by lower sustaining capital expenditures. Included in all-in sustaining costs[3] for the third quarter 2019 was a reduction of $49 per ounce sold reflecting the reduction of costs attributed to inventory to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low material mined at Rosebel (2018 - $nil) as a result of the security incident.

•	Included in total cash costs[3] and all-in sustaining costs[3] for the third quarter 2019 were realized derivative gains from hedging programs of $nil per ounce produced and sold (2018 - $13 and $13).
SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended September 30,		Nine months ended September 30,
Financial Results ($ millions, except where noted)	2019	2018	2019	2018
Revenues	$274.4	$244.8	$771.9	$836.7
Cost of sales	$251.6	$237.3	$743.4	$723.8
Gross profit	$22.8	$7.5	$28.5	$112.9
Net earnings (loss) attributable to equity holders of IAMGOLD	$(3.0)	$(9.5)	$(58.7)	$6.6
Net earnings (loss) attributable to equity holders ($/share)	$(0.01)	$(0.02)	$(0.13)	$0.01
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD[1]	$—	$(6.9)	$(17.7)	$45.9
Adjusted net earnings (loss) attributable to equity holders ($/share)[1]	$—	$(0.01)	$(0.04)	$0.10
Net cash from operating activities	$51.8	$11.4	$100.5	$168.0
Net cash from operating activities before changes in working capital[1]	$65.4	$39.7	$141.3	$232.7
Key Operating Statistics
Gold sales – attributable (000s oz)	186	202	563	652
Gold production – attributable (000s oz)	187	208	570	651
Average realized gold price[1] ($/oz)	$1,481	$1,207	$1,367	$1,282
Cost of sales[2] ($/oz)	$986	$858	$963	$805
Total cash costs[1] ($/oz)	$902	$830	$894	$791
All-in sustaining costs[1] ($/oz)	$1,118	$1,086	$1,112	$1,035
Gold margin[1] ($/oz)	$579	$377	$473	$491

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2
Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

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1	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

2
Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

3	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

Financial Position ($ millions)	September 30, 2019	December 31, 2018
Cash and cash equivalents	$634.0	$615.1
Short-term investments	$16.1	$119.0
Restricted cash	$27.1	$23.9
Total assets	$3,942.7	$3,961.0
Long-term debt	$404.7	$398.5
Available credit facility	$499.6	$499.6

OUTLOOK

IAMGOLD Full Year Attributable Guidance[1]	2019
Essakane (000s oz)	380 - 390
Rosebel (000s oz)	240 - 260
Westwood (000s oz)	95 - 105
Total owner-operated production (000s oz)	715 - 755
Sadiola Joint Venture (000s oz)	50 - 55
Total attributable production (000s oz)	765 - 810

Cost of sales[2] ($/oz)	$910 - $960

Total cash costs[3] - owner-operator ($/oz)	$860 - $910
Total cash costs[3,4] ($/oz)	$860 - $910

All-in sustaining costs[3]- owner-operator ($/oz)	$1,100 - $1,140
All-in sustaining costs[3,4] ($/oz)	$1,090 - $1,130

1
The outlook is based on 2019 full year assumptions with an average realized gold price of $1,300 per ounce, U.S.$ / Canadian $ exchange rate of 1.33, € / U.S.$ exchange rate of 1.13 and average crude oil price of $63 per barrel.

2
Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) and does not include the Sadiola Joint Venture which is accounted for on an equity basis.

3	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

4	Consists of Essakane, Rosebel, Westwood and the Sadiola Joint Venture on an attributable basis.
GOLD PRODUCTION, COST OF SALES, TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS
The Company maintains its 2019 total attributable gold production guidance of 765,000 to 810,000 ounces.
The Company maintains its 2019 cost of sales per ounce sold guidance of $910 to $960 reflecting higher waste volumes being classified as operational waste as opposed to capitalized stripping, and lower owner-operator sales volumes.
The Company maintains its 2019 total cash costs1 per ounce produced guidance of $860 to $910 reflecting higher waste volumes being classified as operational waste as opposed to capitalized stripping, and lower production volumes.
The Company maintains its 2019 all-in sustaining costs1 per ounce sold guidance of $1,090 to $1,130.
2019 gold production at Westwood is expected to be strongest in the fourth quarter.
INCOME TAXES
The Company expects to pay cash taxes in the range of $45 million to $60 million in 2019. The Company is subject to income tax in several jurisdictions, at various tax rates. However, the consolidated effective tax rate for the Company is subject to significant fluctuations period over period due to: expenditures and revenues recognized only for financial accounting purposes or only for income tax purposes; income tax unrelated to the income or loss before taxes for the current period, such as withholding taxes; and adjustments for deferred tax purposes that are not directly related to the income or loss before taxes for the current period, such as foreign exchange rate changes. In addition, adjustments to deferred income tax assets and/or liabilities may be recorded during the year.
DEPRECIATION EXPENSE
The Company expects its 2019 depreciation expense guidance to be approximately $275 million.

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1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

CAPITAL EXPENDITURES OUTLOOK
The Company maintains its 2019 capital expenditure guidance of $275 million (±5%).

($ millions)	Sustaining[1]	Non-sustaining (Development/ Expansion)[1]	Total
Owner-operator
Essakane	$40	$70	$110
Rosebel	40	50	90
Westwood	15	20	35
	95	140	235
Corporate and development projects[2]	—	40	40
Total[3,4] (±5%)	$95	$180	$275

1
Sustaining capital includes capitalized stripping of $5 million for Essakane and $2 million for Rosebel. In accordance with the World Gold Council guidance on all-in sustaining costs, capitalized stripping of $35 million is included in non-sustaining capital for Essakane.

2	Includes estimated attributable capital expenditures for the Côté Gold Project (70%).

3	Includes $14 million of capitalized exploration and evaluation expenditures. Refer to the Exploration section of this MD&A.

4	Excludes capitalized borrowing costs and $10 million of principal lease payments.
MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS
The market price of gold closed at $1,485 per ounce at the end of the third quarter 2019. This represented an appreciation of approximately 5% since the beginning of the quarter. During the third quarter 2019, gold rallied above $1,500 per ounce for the first time in six years. Global trade tensions, aggressive U.S. Federal Reserve rate cuts, and a slowdown in global economic growth were dominant influences in the third quarter, and they all contributed to a higher gold price. The price of gold is a key driver of the Company’s profitability.

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Average market gold price ($/oz)	$1,472	$1,213	$1,362	$1,282
Average realized gold price[1] ($/oz)	$1,481	$1,207	$1,367	$1,282
Closing market gold price ($/oz)			$1,485	$1,187
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
CURRENCY AND OIL PRICE
The U.S. dollar is the Company’s functional currency. The Company's revenues are denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures are to the Canadian dollar, the euro and oil prices, which have a direct impact on the Company’s Canadian and international mining activities and operations.
The Canadian dollar depreciated approximately 1% against the U.S. dollar since the beginning of the third quarter 2019. Canadian economic data was generally weaker than market expectations. This contributed to the Canadian dollar's weakness.
The euro depreciated approximately 4% against the U.S. dollar since the beginning of the third quarter 2019. The European Central Bank continued to maintain its negative interest rate regime as it tried to revive economic growth prospects in the European Union.
The Company is forecasting foreign exchange cash flows of approximately C$110 million and €65 million for the remainder of 2019. These exposures relate to operational and capital expenditures in Canada and West Africa, respectively. The Company’s hedging strategy is designed to mitigate the risk of exposure to exchange rate volatility of these currencies. Refer to Financial condition - Market risk section for more information.
The price of Brent depreciated approximately 9%, while West Texas Intermediate (WTI) fell approximately 8% since the beginning of the third quarter 2019. The International Energy Agency (IEA) downgraded its global oil demand forecast saying demand is “the weakest since 2016, following evidence of a slowdown in several major consuming regions.” This is the fourth time this year the IEA has revised downward its global crude oil demand.
The Company expects its fuel consumption for the remainder of 2019 to be the equivalent of approximately 0.3 million barrels of oil for its mining operations in West Africa and South America. The Company’s hedging strategy is designed to mitigate the risk of exposure to price volatility of oil. Refer to Financial condition - Market risk section for more information.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Average rates
U.S.$ / Canadian $	1.3204	1.3069	1.3290	1.2875
€ / U.S.$	1.1115	1.1630	1.1232	1.1944
Closing rates
U.S.$ / Canadian $			1.3243	1.2922
€ / U.S.$			1.0908	1.1626
Average Brent price ($/barrel)	$62	$76	$65	$73
Closing Brent price ($/barrel)			$61	$83
Average WTI price ($/barrel)	$56	$69	$57	$67
Closing WTI price ($/barrel)			$54	$73
SENSITIVITY IMPACT
The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming expected 2019 production levels:

	Change of	Annualized impact on Cost of Sales[1] $/oz	Annualized impact on Total Cash Costs[2] $/oz	Annualized impact on All-in Sustaining Costs[2] $/oz
Gold price[3]	$100/oz	$5/oz	$5/oz	$5/oz
Oil price	$10/barrel	$13/oz	$13/oz	$13/oz
U.S.$ / Canadian $	$0.10	$10/oz	$9/oz	$16/oz
€ / U.S.$	$0.10	$13/oz	$13/oz	$18/oz

1
Cost of sales, excluding depreciation, on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) does not include Joint Ventures which are accounted for on an equity basis.

2
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Total cash costs and all-in sustaining costs consist of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

3	Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.
QUARTERLY UPDATES

OPERATIONS
The table below presents gold sales attributable to the Company and average realized gold price1 per ounce sold.

	Attributable Gold Sales[1] (000s oz)				Average Realized Gold Price[2] ($/oz)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018	2019	2018	2019	2018
Owner-operator	171	187	523	606	$1,483	$1,207	$1,368	$1,282
Joint Ventures	15	15	40	46	1,458	1,206	1,360	1,281
	186	202	563	652	$1,481	$1,207	$1,367	$1,282

1	Includes Essakane and Rosebel at 90% and 95%, respectively.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

______________________________

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

The table below presents gold production attributable to the Company, cost of sales1 per ounce, total cash costs2 per ounce produced and all-in sustaining costs2 per ounce sold.

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2] ($ per ounce sold)
Three months ended September 30,	2019	2018	2019	2018	2019	2018	2019	2018
Owner-operator
Essakane (90%)	96	96	$925	$809	$866	$762	$1,021	$993
Rosebel (95%)[3,4]	55	67	1,122	921	968	893	1,198	1,113
Westwood (100%)[5,6]	23	30	915	891	889	856	1,033	1,047
Owner-operator[7]	174	193	$986	$858	$901	$822	$1,137	$1,099
Joint ventures	13	15			915	933	891	922
Total operations	187	208			$902	$830	$1,118	$1,086
Cost of sales[1] ($/oz)			$986	$858
Cash costs, excluding royalties					$832	$780
Royalties					70	50
Total cash costs[2]					$902	$830
All-in sustaining costs[2]							$1,118	$1,086

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2] ($ per ounce sold)
Nine months ended September 30,	2019	2018	2019	2018	2019	2018	2019	2018
Owner-operator
Essakane (90%)	274	302	$926	$761	$878	$716	$1,035	$968
Rosebel (95%)[3,4]	195	202	976	858	925	855	1,121	1,017
Westwood (100%)[5,6]	62	101	1,079	834	866	823	1,062	1,003
Owner-operator[7]	531	605	$963	$805	$894	$780	$1,129	$1,042
Joint Ventures	39	46			893	933	890	939
Total operations	570	651			$894	$791	$1,112	$1,035
Cost of sales[1] ($/oz)			$963	$805
Cash costs, excluding royalties					$830	$736
Royalties					64	55
Total cash costs[2]					$894	$791
All-in sustaining costs[2]							$1,112	$1,035

1
Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

3
Cost of sales per ounce sold for Rosebel does not include the impact of normalization of costs for the three and nine months ended September 30, 2019 of $49 and $16 per ounce (three and nine months ended September 30, 2018 - $nil and $nil), respectively.

4
Total cash costs per ounce produced and all-in sustaining costs per ounce sold for Rosebel include the impact of normalization of costs for the three and nine months ended September 30, 2019 of $49 and $16 per ounce (three and nine months ended September 30, 2018 - $nil and $nil), respectively.

5
Cost of sales per ounce sold for Westwood does not include the impact of normalization of costs for the three and nine months ended September 30, 2019 of $nil and $20 per ounce (three and nine months ended September 30, 2018 - $nil and $nil), respectively.

6
Total cash costs per ounce produced and all-in sustaining costs per ounce sold for Westwood include the impact of normalization of costs for the three and nine months ended September 30, 2019 of $nil and $20 per ounce (three and nine months ended September 30, 2018 - $nil and $nil), respectively.

7	Owner-operator all-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 29.

______________________________

1
Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

CAPITAL EXPENDITURES

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2019[1]	2018[2]	2019[1]	2018[2]
Sustaining
Essakane[3]	$8.6	$18.6	$29.2	$67.1
Rosebel[3]	12.4	11.9	33.3	32.7
Westwood	2.9	4.9	10.5	16.9
Total gold segments	23.9	35.4	73.0	116.7
Corporate and other	0.2	0.5	0.4	1.1
	$24.1	$35.9	$73.4	$117.8
Non-sustaining (Development/Expansion)
Essakane	$11.5	$11.7	$48.3	$32.1
Rosebel	8.1	3.8	26.9	15.3
Westwood	2.4	7.1	14.7	23.7
Total gold segments	22.0	22.6	89.9	71.1
Corporate and other	1.0	0.9	2.2	3.5
Côté Gold Project	8.1	4.0	24.5	13.1
Total capital expenditures	31.1	27.5	116.6	87.7
Joint Ventures[4]	—	0.1	—	0.8
	$31.1	$27.6	$116.6	$88.5
Total
Essakane	$20.1	$30.3	$77.5	$99.2
Rosebel	20.5	15.7	60.2	48.0
Westwood	5.3	12.0	25.2	40.6
Total gold segments	45.9	58.0	162.9	187.8
Corporate and other	1.2	1.4	2.6	4.6
Côté Gold Project	8.1	4.0	24.5	13.1
Total capital expenditures	55.2	63.4	190.0	205.5
Joint Ventures[4]	—	0.1	—	0.8
	$55.2	$63.5	$190.0	$206.3
Capitalized Stripping (Included in Sustaining and Non-sustaining)
Essakane[5]	$5.9	$12.0	$26.4	$46.9
Rosebel	1.3	2.2	2.9	5.2
Total gold segments	$7.2	$14.2	$29.3	$52.1

1	Capital expenditures include cash expenditures for property, plant and equipment and exploration and evaluation assets.

2	Capital expenditures include cash expenditures for property, plant and equipment, exploration and evaluation assets and finance lease payments.

3
On an attributable basis, Essakane (90%) and Rosebel (95%) sustaining capital expenditures for the three months ended September 30, 2019 were $7.8 million and $11.8 million, respectively (three months ended September 30, 2018 - $16.7 million and $11.3 million), and for the nine months ended September 30, 2019 were $26.3 million and $31.6 million, respectively (nine months ended September 30, 2018 - $60.4 million and $31.1 million).

4	Attributable capital expenditures of Sadiola (41%).

5
Includes non-sustaining capitalized stripping for the three months ended September 30, 2019 of $5.9 million (2018 - $nil) and for the nine months ended September 30, 2019 of $22.8 million (2018 - $nil).

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Mine operating statistics
Ore mined (000s t)	4,635	4,038	12,145	9,939
Waste mined (000s t)	10,273	8,390	29,337	27,333
Total material mined (000s t)	14,908	12,428	41,482	37,272
Strip ratio[1]	2.2	2.1	2.4	2.8
Ore milled (000s t)	3,546	3,370	10,160	9,942
Head grade (g/t)	1.03	1.08	1.03	1.15
Recovery (%)	91	91	91	91
Gold production - (000s oz)	108	107	305	336
Attributable gold production - 90% (000s oz)	96	96	274	302
Gold sales - (000s oz)	106	107	304	339

Performance measures
Average realized gold price[2] ($/oz)	$1,483	$1,206	$1,373	$1,281
Cost of sales[3] ($/oz)	$925	$809	$926	$761
Cash costs[2] excluding royalties ($/oz)	$793	$713	$814	$658
Royalties ($/oz)	$73	$49	$64	$58
Total cash costs[2] ($/oz)	$866	$762	$878	$716
All-in sustaining costs[2] ($/oz)	$1,021	$993	$1,035	$968

1	Strip ratio is calculated as waste mined divided by ore mined.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

3
Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the 10% non-controlling interest).

Attributable gold production for the third quarter 2019 was comparable to the same prior year period primarily due to higher throughput offset by lower head grades. Mill throughput for the third quarter 2019 was favourably impacted by a lower proportion of hard rock processed relative to the prior year period. Head grade for the third quarter was lower as a result of mine sequencing relative to prior year period.
Material mined for the third quarter 2019 was higher compared to the same prior year period primarily as a result of continued improvement to equipment availability and an increase in the fleet size. Additional equipment commissioned in the second and third quarter of 2019 will allow for increased hauling capacity and reduced reliance on mining contractors. Ore mined for the third quarter 2019 was higher compared to the same prior year period primarily due to increased mining of lower grade ore to support the construction of a proposed heap leach facility at the end of carbon-in-leach (CIL) operations, in addition to the items noted above.
The CIL and Heap Leach feasibility study at Essakane was completed in the fourth quarter 2019 and concluded that increasing CIL plant capacity and postponing the heap leach operation to the end of life of mine is more economical than operating both a heap leach and the CIL in parallel. Optimization work has focused on increasing CIL capacity to 11.7 million tonnes per annum (at 100% hard rock) compared to the original nameplate capacity of 10.8 million tonnes per annum (at 100% hard rock) with a minimal capital investment of $9.0 million in a mill optimization project. The optimization of the CIL circuit will result in a reduction of the Heap Leach material throughput from 10.0 million tonnes per annum, as disclosed in the June 5th 2018 Pre-Feasibility Study, to 8.5 million tonnes per annum without a significant change to the production profile due to improved recovery from 55.0% to 67.0%.
Cost of sales per ounce sold and total cash costs per ounce produced for the third quarter 2019 were higher by 14% compared to the same prior year period primarily due to lower capitalized stripping and sales volume. Operating costs were higher as a result of increased mining activity and higher fuel consumption due to longer hauling distances from the Falagountou pit and reflecting the increased use of mining contractors. These cost pressures were partially offset by a weaker euro relative to the U.S. dollar.
All-in sustaining costs per ounce sold for the third quarter 2019 were higher by 3% compared to the same prior year period primarily due to higher cost of sales per ounce, partially offset by lower sustaining capital expenditures. Included in total cash costs and all-in sustaining costs for the third quarter 2019 was the impact of realized derivative losses from hedging programs of $2 per ounce produced and sold, respectively (2018 - $19 and $19).
Sustaining capital expenditures for the third quarter 2019 of $8.6 million included capital spares of $2.4 million, mobile equipment of $2.2 million, resource development of $0.6 million, power generator overhaul of $0.5 million, and various other sustaining capital expenditures of $2.9 million. Non-sustaining capital expenditures of $11.5 million included capitalized stripping of $5.9 million,

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

tailings liners and dams of $4.8 million, mill optimization of $0.5 million and Carbon-In-Leach and Heap Leach feasibility study of $0.3 million.
Outlook
The Company maintains Essakane's 2019 attributable gold production guidance of 380,000 to 390,000 ounces. Capital expenditures are expected to be approximately $110 million, comprising $40 million of sustaining and $70 million non-sustaining capital.
Suriname – Rosebel Mine (IAMGOLD interest – 95%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Mine operating statistics
Ore mined (000s t)	1,883	3,324	9,959	11,601
Waste mined (000s t)	5,592	11,613	30,447	35,940
Total material mined (000s t)	7,475	14,937	40,406	47,541
Strip ratio[1]	3.0	3.5	3.1	3.1
Ore milled (000s t)	3,103	3,008	9,266	9,172
Head grade (g/t)	0.63	0.78	0.72	0.78
Recovery (%)	92	94	95	93
Gold production - (000s oz)	57	71	205	213
Attributable gold production - 95% (000s oz)	55	67	195	202
Gold sales - (000s oz)	56	64	194	213

Performance measures
Average realized gold price[2] ($/oz)	$1,479	$1,207	$1,358	$1,283
Cost of sales[3,4] ($/oz)	$1,122	$921	$976	$858
Cash costs[2] excluding royalties ($/oz)	$880	$824	$846	$782
Royalties ($/oz)	$88	$69	$79	$73
Total cash costs[2] ($/oz)	$968	$893	$925	$855
All-in sustaining costs[2] ($/oz)	$1,198	$1,113	$1,121	$1,017

1	Strip ratio is calculated as waste mined divided by ore mined.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

3
Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the 5% non-controlling interest).

4
Cost of sales per ounce sold does not include the impact of normalization of costs for the three months of $170 per ounce and nine months ended September 30, 2019 of $50 per ounce (three and nine months ended September 30, 2018 - $nil and $nil), respectively.

Attributable gold production for the third quarter 2019 was 18% lower compared to the same prior year period primarily due to the impact of the security incident which resulted in the temporary suspension of mining activities. As a result of this incident, the mill feed comprised low grade stockpiles which resulted in lower head grades than the prior year period. Since the incident, mining restarted in the northern pits in late August and began ramping up in the southern pits in late September. During this downtime, major preventative maintenance was undertaken on the mobile equipment, which will reduce downtime in future periods. In addition, the majority of the hauling fleet has been modified to increase the average payload by 5%. The carbon-in-column plant continued to perform favorably with an additional 1,300 ounces recovered from tailings in the third quarter 2019, bringing year-to-date tailings recoveries to 5,600 ounces. The plant has now exceeded the current year targeted recovery of 5,000 ounces at a marginal operating cost of approximately $35 per ounce to cover additional power and elution costs.
Development work on Saramacca continued in the third quarter with the construction of the haul road and bush clearing activities. In the fourth quarter 2019, mining activities along with nominal production are expected to commence at Saramacca. Deliveries for the hauling fleet continued, with an additional four haul trucks and three excavators commissioned in the third quarter 2019. Technical and engineering work also continued during the quarter, including surface water management engineering, grade control drilling, and site infrastructure construction.
In accordance with International Financial Reporting Standards, Rosebel reduced the cash costs and depreciation attributed to inventory for the third quarter 2019 by $9.6 million and $3.6 million, respectively (2018 - $nil and $nil) to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low material mined resulting from the security incident. Rosebel reduced total cash costs and all-in sustaining costs for the third quarter 2019 by $167 per ounce produced and $170 per ounce sold (2018 - $nil and $nil).
Cost of sales per ounce sold were higher by 22% compared to the same prior year period primarily due to lower sales volumes as a result of the temporary suspension of mining activities due to the security incident. Total cash costs per ounce produced for

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

the third quarter 2019 were higher by 8% compared to the same prior year period, primarily due to lower production volumes as a result of the security incident.
All-in sustaining costs per ounce sold for the third quarter 2019 were higher by 8% compared to the same prior year period primarily due to higher cost of sales per ounce, partially offset by the impact of cost normalization. Included in total cash costs and all-in sustaining costs for the third quarter 2019 was the impact of realized derivative gains from hedging programs of $nil per ounce produced and sold (2018 - $13 and $15).
Sustaining capital expenditures for the third quarter 2019 of $12.4 million included capital spares of $7.9 million, mill equipment of $0.9 million, mobile equipment of $0.3 million, tailings dam of $0.2 million, and various other sustaining capital expenditures of $3.1 million. Non-sustaining capital expenditures for the third quarter 2019 of $8.1 million related to the Saramacca Project.
Outlook
The Company maintains Rosebel's 2019 attributable gold production guidance range of 240,000 to 260,000 ounces. Capital expenditures are expected to be $90 million, comprising $40 million of sustaining and $50 million of non-sustaining capital expenditures.
Canada – Westwood Mine (IAMGOLD interest – 100%)
Summarized Results

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Mine operating statistics
Ore mined (000s t)	125	137	364	443
Ore milled (000s t)	144	149	407	557
Head grade (g/t)	5.26	6.50	5.06	5.95
Recovery (%)	95	96	94	94
Gold production - (000s oz)	23	30	62	101
Gold sales - (000s oz)	22	30	65	98

Performance measures
Average realized gold price[1] ($/oz)	$1,490	$1,208	$1,373	$1,284
Cost of sales[2,3] ($/oz)	$915	$891	$1,079	$834
Total cash costs[1] ($/oz)	$889	$856	$866	$823
All-in sustaining costs[1] ($/oz)	$1,033	$1,047	$1,062	$1,003

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2	Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an ounce sold basis.

3
Cost of sales per ounce sold does not include the impact of normalization of costs for the three and nine months ended September 30, 2019 of $nil and $174 per ounce (three and nine months ended September 30, 2018 - $nil and $nil), respectively.

Gold production for the third quarter 2019 was 23% lower compared to the same prior year period primarily due to lower head grades. Mine production activities continued to be limited on the levels affected by seismic activity in localized areas in the fourth quarter 2018. Mining continued in areas unaffected by seismicity, which mainly contained lower grade stopes. To manage the risk of seismicity, the Company is continuing to study various design approaches at Westwood with a preliminary life of mine ("LOM") plan update expected in the fourth quarter 2019, followed by a plan, in accordance with NI 43-101, in the first half of 2020.
Underground development continued to progress in the third quarter 2019 to open up access to new mining areas with lateral development of approximately 1,600 metres, averaging 18 metres per day. To support continued underground development while respecting safety protocols in place for mining in areas where seismicity is present, three units of bolting equipment designed to manage seismic exposure were commissioned during the first quarter 2019. Training and optimization of these units continue and is expected to be completed by the first half of 2020.
Cost of sales per ounce sold and total cash costs per ounce produced for the third quarter 2019 were higher by 3% and 4%, respectively, compared to the same prior year period primarily due to lower sales and production volumes.
All-in sustaining costs per ounce sold for the third quarter 2019 were lower by 1% compared to the same prior year period primarily due to lower sustaining capital expenditures. Included in total cash costs and all-in sustaining costs for the third quarter 2019 was the impact of realized derivative gains from currency hedging programs of $2 per ounce produced and $3 per ounce sold, respectively (2018 - $nil and $nil).
Sustaining capital expenditures for the third quarter 2019 of $2.9 million included deferred development of $2.1 million, underground equipment of $0.6 million, and underground construction of $0.2 million. Non-sustaining capital expenditures for the third quarter 2019 of $2.4 million included deferred development of $1.7 million, underground construction of $0.4 million and development drilling of $0.3 million.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

Outlook
The Company maintains Westwood’s 2019 gold production guidance range of 95,000 to 105,000 ounces. This reflects the steady progression of mining and development activities towards higher-grade zones, while respecting safety protocols for areas where seismicity is present. Capital expenditures are expected to be $35 million, comprising $15 million of sustaining and $20 million of non-sustaining capital expenditures.
Mali – Sadiola Mine (IAMGOLD interest – 41%)
Summarized Results 41% Basis

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Mine operating statistics
Total material mined (000s t)	—	—	—	1,134
Ore milled (000s t)	470	523	1,446	1,548
Head grade (g/t)	0.93	0.90	0.91	0.92
Recovery (%)	91	94	92	94
Attributable gold production - (000s oz)	13	14	39	45
Attributable gold sales - (000s oz)	15	15	40	45

Performance measures
Average realized gold price[1] ($/oz)	$1,458	$1,206	$1,360	$1,281
Total cash costs[1] ($/oz)	$915	$935	$895	$944
All-in sustaining costs[1] ($/oz)	$891	$923	$891	$948

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
Attributable gold production for the third quarter 2019 was 7% lower compared to the same prior year period primarily due to lower throughput and recovery, partially offset by higher grades. Total cash costs per ounce produced and all-in sustaining costs per ounce sold for the third quarter 2019 and the same prior year period primarily include the cost of processing stockpiles.
An agreement with the Government of Mali, on terms for investment in the Sadiola Sulphide Project, must be reached in order to prevent the operation from entering a phase of suspended exploitation (care and maintenance), once processing of the ore stockpiles is complete. Processing of the ore stockpiles is expected to be completed in the fourth quarter 2019. While this agreement has not yet been reached, the Company and AngloGold Ashanti, who collectively own an 82% interest in Sadiola, have initiated a process to identify third parties that may be interested in acquiring their collective interest in Sadiola. The process is ongoing and there is no certainty of its outcome.
Mali - Yatela Mine (IAMGOLD interest - 40%)
On February 14, 2019, Sadiola Exploration Limited (SADEX), a subsidiary jointly held by the Company and AngloGold Ashanti Limited, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela (Yatela), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a State Entity, and also the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, SADEX will make a one-time payment of approximately $18.5 million to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine including those relating to rehabilitation, mine closure and the financing of social programs.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

EXPLORATION
The Company was active at brownfield and greenfield exploration projects in select countries located in West Africa and the Americas.
In the third quarter 2019, expenditures for exploration and project studies totaled $10.3 million compared to $16.4 million in the same prior year period, of which $7.7 million was expensed and $2.6 million was capitalized (September 30, 2018 - $8.4 million was expensed and $8.0 million was capitalized). The Company's accounting policy is to expense exploration costs and capitalize costs of evaluating the technical feasibility and commercial viability of extracting a mineral resource, including those on or adjacent to existing mine sites. The decrease of $6.1 million in total exploration expenditures compared to the same prior year period primarily reflects decreased spending on feasibility and other studies and decreased activity related to near-mine and brownfield programs. Drilling activities on active projects and mine sites totaled approximately 49,600 metres for the third quarter 2019.

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2019	2018	2019	2018
Exploration projects - greenfield	$5.7	$6.7	$21.4	$23.7
Exploration projects - brownfield[1]	3.8	5.0	14.3	18.6
	9.5	11.7	35.7	42.3
Feasibility and other studies	0.8	4.7	2.6	16.5
	$10.3	$16.4	$38.3	$58.8

1
Exploration projects - brownfield for 2019 and 2018 excluded expenditures related to Joint Ventures of $nil and $nil, and included near-mine exploration and resource development of $1.6 million and $2.6 million, respectively.

OUTLOOK
The Company maintains its 2019 exploration expenditure guidance of $49 million, excluding project studies. The 2019 resource development and exploration program includes approximately 215,000 to 235,000 metres of diamond and reverse circulation (“RC”) drilling.

($ millions)	Capitalized[1]	Expensed	Total
Exploration projects - greenfield	$—	$27	$27
Exploration projects - brownfield[2]	14	8	22
	$14	$35	$49

1	The 2019 planned spending for capitalized expenditures of $14 million is included in the Company's capital spending guidance of $275 million (±5%).

2	Exploration projects - brownfield include planned near-mine exploration and resource development of $12 million.
DEVELOPMENT PROJECTS
Côté Gold Project, Canada
The Côté Gold Project is a 70:30 joint venture between the operator IAMGOLD and Sumitomo Metal Mining Co., Ltd. ("SMM").
As at December 31, 2018, the Côté Gold Project hosted (all figures quoted on a 100% basis) estimated proven and probable mineral reserves of 233.0 million tonnes grading 0.97 g/t Au for 7.3 million ounces. Measured and indicated resources (inclusive of reserves) totaled 355.4 million tonnes grading 0.87 g/t Au for 10.0 million ounces, and inferred resources totaled 112.8 million tonnes grading 0.67 g/t Au for 2.4 million ounces (see news releases dated November 1, 2018 and February 19, 2019).
In January 2019, the Company announced a deferral of the decision to proceed with the construction of the Côté Gold Project (see news release dated January 28, 2019).
During the third quarter 2019, de-risking activities continued at the Côté Gold Project, within capital expenditure guidance, pending a future development decision. Project engineering is now approximately 42% complete. De-risking activities also included geotechnical evaluation and modelling of the proposed tailings management facility, the completion of approximately 800 metres of additional definition drilling to improve the resource block model, advancing Project permitting, developing the operational context of mine automation, and general mine design improvements.
In addition, the Company reported the remaining assay results from the completed drilling program on the new Gosselin Zone discovery, which included the following highlights: 342.5 metres grading 0.98 g/t Au; 412.0 metres grading 1.28 g/t Au (see news release dated July 30, 2019). The program was designed to evaluate the new discovery, located approximately 1.5 kilometres northeast of the Côté Gold deposit, testing both for extensions of mineralization at shallow depth as well as evaluate the continuity of mineralization between the Gosselin and Young-Shannon zones. The results will be used to guide future drilling programs with an objective of evaluating the resource potential of this new discovery.
Boto, Senegal
As at December 31, 2018, the Boto Gold Project (on a 100% basis) hosted estimated probable mineral reserves totaling 35.1 million tonnes grading 1.71 g/t Au for 1.9 million ounces. Indicated resources (inclusive of reserves) totaled 48.0 million tonnes grading

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

1.61 g/t Au for 2.5 million ounces and inferred resources totaled 2.5 million tonnes grading 1.80 g/t Au for 144,000 ounces (see news releases dated October 22, 2018 and February 19, 2019).
During the third quarter 2019, the Company continued to advance its application for a mining concession and to optimize the design elements of the Boto Gold Project development, while it maintained stakeholder engagement. The drilling program completed in the second quarter included further resource delineation and evaluation of potential resource expansions adjacent to the Malikoundi design pit, as well as condemnation drilling of proposed infrastructure sites.
BROWNFIELD EXPLORATION PROJECTS
The Company's mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during the third quarter 2019 at the Essakane, Rosebel and Westwood operations.
Essakane, Burkina Faso
As at December 31, 2018, the Company reported total attributable proven and probable reserves at Essakane, including heap leach reserves, of 133.9 million tonnes grading 0.89 g/t Au for 3.9 million ounces. Total attributable measured and indicated mineral resources (inclusive of reserves) totaled 155.7 million tonnes grading 1.0 g/t Au for 4.8 million ounces and attributable inferred resources totaled 12.4 million tonnes grading 1.1 g/t Au for 423,000 ounces. At the nearby Gossey satellite deposit, located approximately 15 kilometres northwest of the Essakane operation, attributable indicated mineral resources totaled 9.4 million tonnes grading 0.87 g/t Au for 262,000 ounces and inferred mineral resources totaled 2.6 million tonnes grading 0.91 g/t Au for 77,000 ounces (see news release dated February 19, 2019).
During the third quarter 2019, drilling programs continued with a primary focus on resource expansion and conversion in an effort to replace depletion from mining activities in 2019 at the Essakane Main Zone (“EMZ”), as well as to evaluate the resource potential of soft oxide mineralization southeast of the EMZ and at the Tassiri satellite prospect. Approximately 6,600 metres of diamond and RC drilling were completed in the third quarter.
Rosebel, Suriname
As at December 31, 2018, the Company reported total estimated attributable proven and probable mineral reserves at Rosebel, including the Saramacca deposit, of 141.5 million tonnes grading 1.0 g/t Au for 4.6 million ounces. Total attributable measured and indicated resources (inclusive of reserves) totaled 296.4 million tonnes grading 0.9 g/t Au for 9.1 million ounces and attributable inferred resources totaled 69.4 million tonnes grading 0.9 g/t Au for 1.9 million ounces (see news release dated February 19, 2019).
The near-mine and regional exploration programs continued to focus on evaluating potential resource expansions in the vicinity of existing operations. During the third quarter 2019, approximately 15,500 metres of diamond and RC drilling were completed. Drilling was focused on testing mineralization both along strike and below the current Saramacca reserve pit design. In addition, grade control and infill drilling was completed on the Saramacca deposit, as well as the Rosebel, J Zone, and Pay Caro pits. Drilling also resumed on selected targets of the Brokolonko concession situated in the general Saramacca trend. The Company reported initial results from drilling focused on testing the underground potential of Saramacca, which included the following highlights: 21.0 metres grading 6.05 g/t Au; 22.7 metres grading 8.54 g/t Au; 24.0 metres grading 9.67 g/t Au (see news release dated August 7, 2019).
Westwood, Canada
During the third quarter 2019, underground excavation totaled 1,640 metres of lateral development; there was no vertical development. In addition, approximately 6,000 metres of resource development diamond drilling and approximately 3,600 metres of geotechnical drilling were completed. The diamond drilling program continued to focus on infilling known zones to upgrade existing inferred mineral resources and advance resource definition in areas to be mined.
GREENFIELD EXPLORATION PROJECTS
In addition to the near-mine and brownfield exploration programs described above, the Company conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during the third quarter 2019. Highlights included:
Diakha-Siribaya, Mali
As a December 31, 2018, the Company (on a 100% basis) reported total indicated mineral resources of 18.0 million tonnes grading 1.3 g/t Au for 744,000 ounces, and inferred resources of 23.2 million tonnes grading 1.6 g/t Au for 1.2 million ounces (see news releases dated January 30 and February 19, 2019).
During the third quarter 2019, exploration activities were curtailed and the project site was put on care and maintenance with the onset of the rainy season.
Karita, Guinea
The Karita Gold Project is wholly owned by IAMGOLD and was acquired in 2017 as a granted exploration permit that covers approximately 100 square kilometres, located in Guinea between the Company's Boto Gold Project in Senegal to the north, and its Diakha-Siribaya Gold Project in Mali to the south.
During the third quarter 2019, a first pass drilling program totalling approximately 1,800 metres of RC drilling was completed ahead of the rainy season to follow up on a previously identified termite mound geochemical anomaly interpreted to be a possible extension

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

of the mineralized trend between the Boto and Diakha deposits. Subsequent to the quarter, the Company announced assay results from the drilling program which confirmed a new discovery of mineralization along this portion of the Senegal-Mali Shear Zone including the following highlights: 29.0 metres grading 2.96 g/t Au; 21.0 metres grading 9.01 g/t Au; 16.0 metres grading 3.17 g/t Au (see news release dated October 2, 2019).
The results of this drilling program will be compiled and integrated with data from the adjacent Boto Gold and Diakha-Siribaya Gold Projects to help guide future drilling programs with an objective to define the extents of the mineralization and evaluate the resource potential of this new discovery.
Pitangui, Brazil
As at December 31, 2018, the Company reported (on a 100% basis) total inferred mineral resources at the São Sebastião deposit of 5.4 million tonnes grading 4.7 g/t Au for 819,000 ounces (see news release dated February 19, 2019).
During the third quarter 2019, approximately 2,500 metres of diamond drilling were completed to evaluate potential extensions of the São Sebastião deposit and test other targets on the property. The results will be incorporated into an updated resource model and used to help guide future exploration programs as warranted.
Monster Lake Joint Venture, Canada
The Monster Lake Project, located 50 kilometres southwest of Chibougamau, Quebec, is held under an earn-in option to joint venture agreement with TomaGold Corporation. The Company holds an undivided 50% interest in the property, and holds an option to earn a further 25% undivided interest, for a total 75% undivided interest in the Project.
As at December 31, 2018, the Company reported (on a 100% basis) inferred mineral resources of 1.1 million tonnes grading 12.14 g/t Au for 433,300 ounces, assuming an underground mining scenario (see news releases dated March 28, 2018 and February 19, 2019).
During the third quarter 2019, the Company reported assay results from the winter drilling program, which included the following highlights: 0.8 metres grading 357.0 g/t Au; 0.5 metres grading 133.0 g/t Au (see news release dated July 23, 2019). These results will be used to guide future exploration programs which will focus on identifying additional mineralized zones with the objective to increase total mineral resources on the property.
Nelligan Joint Venture, Canada
The Nelligan Gold Project, located approximately 15 kilometres south of the Monster Lake Project in the Chapais - Chibougamau area in Quebec, is held under an earn-in option to joint venture agreement with Vanstar Mining Resources Inc.. The Company currently holds an initial 51% undivided interest in the property, and holds an option to earn a further 29% undivided interest, for a total 80% undivided interest in the Project (see Vanstar news release dated February 27, 2018).
During the third quarter 2019, the Company completed its planned summer mapping program and commenced a summer soil sampling program. The purpose of these programs is to continue to enhance the Company's understanding of the mineral potential on the property. Additional assay results from the previously completed delineation drilling program were reported, with highlights including: 123.7 metres grading 1.26 g/t Au; 50.2 metres grading 1.82 g/t Au; 17.3 metres grading 5.50 g/t Au (see news release dated August 13, 2019). Drilling results, together with geological, geochemical, and structural studies, were used to complete an initial resource estimate in accordance with NI 43-101. Subsequent to the quarter, the Company reported an initial inferred resource estimate (on a 100% basis) of 97.0 million tonnes grading 1.02 g/t Au for 3.2 million ounces (see news release dated October 22, 2019). Planning for future drilling programs is ongoing and will involve a number of objectives including: additional infill drilling to improve resource classification and convert inferred resources to the indicated resource category; evaluate potential resource extensions in the deeper parts of the deposit; and evaluate resource expansions along strike.
Rouyn - Yorbeau Joint Venture, Canada
In the fourth quarter 2018, the Company entered into an option purchase agreement with Yorbeau Resources Inc. (“Yorbeau”) for the Rouyn Gold Project, located near the city of Rouyn-Noranda in Quebec. Under the terms of the purchase agreement, the Company can acquire a 100% interest in the Project by making scheduled cash payments totaling C$4 million and completing exploration expenditures totaling C$9 million over a four year period. By the end of the expenditure period, the Company must complete a resource estimate in accordance with NI 43-101, after which the Company, at its election, can purchase a 100% interest in the Project, subject to a 2% net smelter return, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.
During the third quarter 2019, approximately 6,600 metres of diamond drilling were completed to test selected exploration targets in the area of the historic Astoria deposit, located several kilometres to the east of Lac Gamble. The remaining assay results from the completed 2019 diamond delineation drilling program at Lac Gamble were reported, with highlights including: 9.7 metres grading 6.64 g/t Au; 23.4 metres grading 6.08 g/t Au; 10.05 metres grading 6.59 g/t Au (see news release dated July 31, 2019). The assay results will be used to develop a deposit model and support an initial resource estimate.
Eastern Borosi Joint Venture, Nicaragua
The 176-square-kilometre Eastern Borosi Project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation (“Calibre”). The Company currently holds an initial 51% interest in the Project and has exercised its right to enter the second option to earn up to a 70% interest in the Project.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

As at December 31, 2018, the Company reported (on a 100% basis) underground inferred mineral resources of 3.2 million tonnes grading 6.03 g/t Au and 104 g/t Ag for 624,000 ounces of contained gold and 10,758,500 ounces of contained silver, respectively; and open pit inferred mineral resources of 1.2 million tonnes grading 1.98 g/t Au and 16 g/t Ag, for 76,500 ounces of contained gold and 601,000 ounces of contained silver, respectively (see news releases dated April 3, 2018 and February 19, 2019).
During the third quarter 2019, the Project continued its planned drilling program, completing approximately 2,300 metres of diamond drilling.
OTHER
Loma Larga (formerly Quimsacocha), Ecuador
The Company, through its 35.6% equity ownership interest in INV Metals Inc. ("INV Metals”), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. During the fourth quarter 2018, INV Metals announced the results of a feasibility study supporting the proposed development of an underground mine with an anticipated average annual production of 227,000 gold equivalent ounces over a 12-year mine life with an after-tax internal rate of return of 24.7%, payback period of 2.6 years and an after-tax net present value of $356 million (see INV Metals' news release dated November 29, 2018).
In 2019, INV Metals has conducted engineering work to study the relocation of the proposed tailings management facility, review project optimizations, continue stakeholder engagement, advance project environmental permitting and undertake financing discussions.
QUARTERLY FINANCIAL REVIEW

	2019			2018				2017
($ millions, except where noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$274.4	$246.5	$251.0	$274.3	$244.8	$277.4	$314.5	$291.1
Net earnings (loss)[1]	$(1.2)	$(14.3)	$(41.3)	$(32.6)	$(9.0)	$(24.2)	$46.1	$(16.9)
Net earnings (loss) attributable to equity holders of IAMGOLD	$(3.0)	$(14.4)	$(41.3)	$(34.8)	$(9.5)	$(26.2)	$42.3	$(17.7)
Basic earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.01)	$(0.03)	$(0.09)	$(0.07)	$(0.02)	$(0.06)	$0.09	$(0.04)
Diluted earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.01)	$(0.03)	$(0.09)	$(0.07)	$(0.02)	$(0.06)	$0.09	$(0.04)

1	In the first quarter 2018, Net earnings were higher primarily due to higher gross profit.
FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
As at September 30, 2019, the Company had $650.1 million in cash, cash equivalents and short-term investments primarily in money market funds.
As at September 30, 2019, the Company had $27.1 million of restricted cash to guarantee the environmental indemnities related to the Essakane mine.
As at September 30, 2019, the Company had C$198.9 million ($150.2 million) of uncollateralized surety bonds to guarantee the environmental indemnities related to the Doyon division and the Côté Gold Project, up C$16.4 million ($16.5 million) compared to December 31, 2018. The increase was primarily due to higher collateral requirements in the first quarter 2019 pursuant to the closure plan for the Westwood mine approved by the Government of Quebec in the first quarter 2018.
As at September 30, 2019, the Company had short-term investments primarily in money market funds of $16.1 million.
Working capital as at September 30, 2019, was $748.8 million, down $110.9 million compared to December 31, 2018. The decrease was due to lower current assets ($94.4 million) and higher current liabilities ($16.5 million).
Current assets as at September 30, 2019 were $992.5 million, down $94.4 million compared to December 31, 2018. The decrease was primarily due to lower short-term investments ($102.9 million) and lower inventories ($8.5 million), partially offset by higher cash and cash equivalents ($18.9 million).
Current liabilities as at September 30, 2019 were $243.7 million, up $16.5 million compared to December 31, 2018. The increase was primarily due to liabilities classified as held for sale related to Yatela ($18.5 million), higher provisions ($8.0 million), current portion of long-term debt ($4.5 million) and higher other liabilities ($4.5 million), partially offset by lower accounts payable and accrued liabilities ($19.2 million).

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

Working Capital	September 30, 2019	December 31, 2018
Working capital[1] ($ millions)	$748.8	$859.7
Current working capital ratio[2]	4.1	4.8

1	Working capital is defined as current assets less current liabilities.

2	Current working capital ratio is defined as current assets divided by current liabilities.
On March 16, 2017, the Company issued at face value $400 million of Notes due in 2025 with an interest rate of 7% per annum. The Notes are denominated in U.S. dollars and mature on April 15, 2025. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The Notes are guaranteed by some of the Company's subsidiaries.
The Company incurred transaction costs of $6.4 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheet and are being amortized using the effective interest rate method.
On November 15, 2018, the Company amended its $250 million credit facility. These amendments included, amongst other things, increasing the credit facility to $500 million, extending the maturity to January 31, 2023, an option to increase commitments by $100 million, the ability to enter into leases of up to $250 million, the ability to enter into gold prepaid transaction(s) of no more than 225,000 ounces, and changes to the financial covenants including the elimination of the Minimum Tangible Net Worth covenant. The Company was in compliance with its credit facility covenants as at September 30, 2019.
As at September 30, 2019, the Company had letters of credit in the amount of $0.4 million issued under the credit facility, to guarantee certain environmental indemnities.
On January 15, 2019, the Company entered into a forward gold sale arrangement ("Arrangement") with a syndicate of banks to receive a cash prepayment of $170 million in December 2019 in exchange for delivering 150,000 ounces of gold in 2022, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce, to provide additional financial flexibility as it executes its growth strategy. The cost of the Arrangement is 5.38% per annum.
On June 27, 2019, the Company executed a €20.5 million ($23.3 million) loan agreement with Caterpillar Financial Services Corporation ("Equipment Loan") with an interest rate of 5.23% per annum. The Equipment Loan, secured by certain mobile equipment at Essakane, matures on June 27, 2024 and is repayable in quarterly installments starting September 27, 2019. The Company incurred transaction costs of $0.3 million which have been capitalized and offset against the carrying amount of the Equipment Loan within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method. The loan is carried at amortized cost on the Consolidated balance sheets.
CONTRACTUAL OBLIGATIONS
Contractual obligations as at September 30, 2019 were $812.3 million, primarily comprising contractual cash flows on long-term debt, purchase obligations, capital expenditure obligations and lease obligations. Management believes these obligations will be met through available cash resources and net cash from operating activities.
The Company also uses derivative contracts to hedge for risk management purposes. Details of these contracts are included in the Market Risk section below - Summary of Hedge Portfolio.
CASH FLOW

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2019	2018	2019	2018
Net cash from (used in) per consolidated financial statements:
Operating activities	$51.8	$11.4	$100.5	$168.0
Investing activities	(17.9)	(69.0)	(87.0)	(227.3)
Financing activities	(4.7)	(3.3)	8.2	(7.3)
Effects of exchange rate fluctuation on cash and cash equivalents	(4.9)	1.0	(2.8)	(1.6)
Increase (decrease) in cash and cash equivalents	24.3	(59.9)	18.9	(68.2)
Cash and cash equivalents, beginning of the period	609.7	655.8	615.1	664.1
Cash and cash equivalents, end of the period	$634.0	$595.9	$634.0	$595.9
OPERATING ACTIVITIES
Net cash from operating activities for the third quarter 2019 was $51.8 million, up $40.4 million from the same prior year period.The increase was primarily due to higher earnings after non-cash adjustments ($18.2 million), lower movements in non-cash working capital items and non-current ore stockpiles ($15.1 million) and lower income taxes paid ($6.9 million). Movements in non-cash working capital items and non-current ore stockpiles was lower primarily due to lower inventories and non-current ore stockpiles, partially offset by a temporary reduction in accounts payable and accrued liabilities due to the temporary suspension of mining

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

activities as a result of the security incident at Rosebel. Accounts payable and accrued liabilities are expected to increase as mining activities ramp up.
INVESTING ACTIVITIES
Net cash used in investing activities for the third quarter 2019 was $17.9 million, down $51.1 million from the same prior year period. The decrease was primarily due to higher disposal of short-term investments ($33.8 million), decreased other investing activities ($9.5 million) and lower spending on exploration and evaluation assets ($7.8 million).
FINANCING ACTIVITIES
Net cash used in financing activities for the third quarter 2019 was $4.7 million, up $1.4 million from the same prior year period. The increase was primarily due to higher payments on lease obligations ($1.6 million) and payments on the equipment loan ($1.1 million), partially offset by dividends paid to non-controlling interests ($2.0 million).
MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters which limit the types of hedging structures that can be executed. The Company also establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
CURRENCY EXCHANGE RATE RISK
The Company’s functional currency is the U.S. dollar which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including the use of deposits in Canadian dollars and euros to create a natural off-set to the exposure, and derivative contracts such as forwards or options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:

•
the spot price of the currency is within the strike price range of these executed collar contracts, the options would not be exercised and the Company would purchase the required amount of the currency at the prevailing market price;

•
the spot price of the currency is above the call strike price of the options purchased, the Company would exercise the call option contracts and purchase the required amount of the currency at prices more favourable than the prevailing market price;

•
the spot price of the currency is below the put strike price of the options sold, the Company would be obligated to settle the put option contracts and purchase the required amount of the currency at prices less favourable than the prevailing market price.

OIL CONTRACTS AND FUEL MARKET PRICE RISK
Brent and West Texas Intermediate (“WTI”) are components of diesel and fuel oil which are among the key inputs impacting the Company’s costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, such as the use of call option contracts. Option contracts can also be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:

•	the average oil spot price for the month is within the strike price range of these executed collar contracts, the options would not be exercised;

•
the average oil spot price for the month is above the call strike price of the options purchased, the Company would exercise the call option contracts at prices more favourable than the prevailing market price;

•
the average oil spot price for the month is below the put strike price of the options sold, the Company would be obligated to settle the put option contracts at prices less favourable than the prevailing market price.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

SUMMARY OF HEDGE PORTFOLIO
At September 30, 2019, the Company’s hedge portfolio, which included cash held as natural hedges and derivative contracts, was as follows:

	2019	2020	2021	2022	2023
Foreign Currency
Canadian dollar contracts (millions of C$)	71	186
Rate range[1] ($/C$)	1.25 - 1.39	1.30 - 1.36
Hedge ratio	63%	50%

Euros[2] (millions of €)	16
Euro contracts (millions of €)	24
Rate range[3] (€/$)	1.14 - 1.20
Hedge ratio	62%

Commodities[4]
Brent oil contracts (barrels)[5]	164	573	588	420
Contract price range ($/barrel of crude oil)	44 - 65	50 - 65	54 - 65	53 - 65
Hedge ratio	89%	75%	75%	50%

WTI oil contracts (barrels)[5]	125	489	456	348	348
Contract price range ($/barrel of crude oil)	40 - 60	43 - 60	46 - 62	45 - 62	47 - 60
Hedge ratio	90%	75%	75%	49%	49%

1	The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options. The strike prices for the call options are C$1.25 and
C$1.30. The strike prices for the put options are C$1.39 and C$1.36. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

2
During the second quarter 2018, the Company purchased €100 million in cash at a rate of 1.1960 to be used for 2019 expenditures, all related to West African mining operations and projects. As at the third quarter 2019, €84 million were used primarily for expenditures related to West African mining operations and projects. The remainder of this cash was held in short-term investments and cash and cash equivalents at September 30, 2019.

3
The Company executed euro collar options, which consist of euro put and call options. The strike price for the put options is €1.14. The strike price for the call options is €1.20. The Company will incur a loss from the difference between a lower market price and the euro put strike price. The Company will recognize a gain from the difference between a higher market price and the euro call strike price.

4
The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2019 through 2023. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.

5	Quantities of barrels are in thousands.
RELATED PARTY TRANSACTIONS
During the three and nine months ended September 30, 2019 and 2018, the Company entered into the following significant transactions with related parties:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Sadiola Sulphide Project (LIBOR plus 2%)
Balance, beginning of the period	$10.0	$26.0	$14.0	$36.3
Advances	—	0.3	—	0.9
Repayments	—	—	(4.0)	—
Write downs	—	—	—	(10.9)
Balance, end of the period	$10.0	$26.3	$10.0	$26.3
The Company has an interest bearing loan receivable from Sadiola at LIBOR plus 2% for the Sadiola Sulphide Project. The loan was extended in the fourth quarter of 2016 and is to be repaid on the earlier of December 31, 2020 or, at such time as Sadiola has sufficient free cash flow. The Company reduced the carrying amount of the loan by $10.9 million in 2018 due to a decrease in the fair value of collateral. The outstanding loan balance was $10.0 million as at September 30, 2019 (December 31, 2018 - $14.0 million).
During the three and nine months ended September 30, 2019, the Company spent $nil and $nil, respectively (three and nine months ended September 30, 2018 - $nil and $0.9 million) to fund the Yatela closure plan. This was recognized as a reduction of the provision for Yatela as a result of the Company equity accounting for the investment.
During the three and nine months ended September 30, 2019, the Company received dividends of $2.1 million and $2.1 million from Sadiola (three and nine months ended September 30, 2018 - $2.1 million and $2.1 million). This was recognized as a reduction of the investment in Sadiola as a result of the Company equity accounting for the investment.
Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	September 30, 2019	November 5, 2019
Common shares	468.0	468.0
Share options	7.6	7.6
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2018 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2018 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2018 evaluation, there have been no material changes to the Company's disclosure controls and procedures and their design remains effective.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2018 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018.
There have been no material changes in the Company's internal control over financial reporting or in other factors that could affect internal controls during the third quarter 2019 and their design remains effective.
LIMITATIONS OF CONTROLS AND PROCEDURES
The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 4 of the Company's audited annual consolidated financial statements for the year ended December 31, 2018.
Qualified Person and Technical information
The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by NI 43-101.
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases), and have been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.
ADOPTION OF NEW ACCOUNTING STANDARDS

For a discussion of new accounting standards adopted, refer to note 3 of the Company’s consolidated interim financial statements.
RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.
IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.
These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors level.
The Company’s view of risks is not static. An important component of its ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.
The Company is subject to various risks, known and unknown, arising from factors within or outside of its control. This section describes the principal risks and uncertainties that had an adverse effect on the Company's business and financial results during the third quarter 2019.
Security - Illegal mining
Security risks evolve rapidly and incidents may happen quickly without warning. The Company is committed to a rapid and effective response to any incident to protect all employees, contractors and consultants working on behalf of the Company, thereby mitigating reputational risks while ensuring asset protection and business continuity.
The Company is exposed to artisanal and illegal mining activities in close proximity to its operations in Suriname that may cause disruptions to its operations and impacts on relationships with government and local communities. It is difficult for the Company to control access to concessions due to the size of the Rosebel mine’s operations and the geographical characteristics and topography. The Company experienced an incident involving local police and unauthorized artisanal miners within the Rosebel concession resulting in the death of an unauthorized miner. To ensure safety and security of the workforce, mining activities were temporarily suspended which negatively impacted gold production during the quarter. Following extensive engagement and with support of the local community, the labour union and the Government, mining activities have since been resumed.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

Litigation
The Company is subject to litigation arising in the normal course of business and may be involved in legal disputes or matters with other parties, including governments. Regulatory and government agencies may initiate investigations relating to the enforcement of applicable laws or regulations. Such matters may raise difficult and complicated factual and legal issues and may be subject to uncertainties and complexities. The timing of the final resolutions to such matters is uncertain and the Company may incur expenses in defending them and the possible outcomes or resolutions could include adverse judgements, orders or settlements or require the Company to implement corrective measures any of which could require substantial payments and adversely affect its reputation.
The Office of the Attorney General of Burkina Faso has commenced proceedings against IAMGOLD Essakane S.A. and certain of its employees relating to its practice of exporting carbon fines containing gold and silver from Burkina Faso to a third-party facility in Canada for processing and eventual sale. Upon the sale of the gold and silver extracted from the carbon fines, IAMGOLD Essakane has paid (and will pay in respect to the 2018 shipment when released) the same royalty as applicable under the Burkina Faso Mining Code to other gold and silver produced by Essakane. The proceedings are in respect of a number of alleged offences by IAMGOLD Essakane S.A. and certain of its employees from 2015 through 2018, and include allegations of misrepresenting the presence of government officials at the time of packaging and weighing, misrepresenting the amounts of gold and silver contained in the carbon fines to be exported by using false moisture rates and non-compliant weighing equipment, and failing to comply with customs and exchange control regulations. The Company is in the process of completing an internal review and, at this stage, other than in respect of certain notification and other regulatory violations, the Company believes it will be in a position to vigorously defend the various allegations. Moreover, to the extent that any of its estimates in terms of weight, moisture levels or gold and silver contained in such carbon fines may have been inaccurate, the estimates were made in good faith and the total royalty amounts paid to the Government of Burkina Faso in respect of the gold and silver contained in the relevant shipments and processed for IAMGOLD Essakane S.A. at the third-party facility were nevertheless correct as they were based on the final estimations of gold and silver contained in the carbon fines received by the third-party facility.
Production risks
Understanding the geology of the orebody and waste rock is fundamental for successful resource estimation, geotechnical engineering, mine planning and mineral processing. Grade control is a process of maximizing value and reducing risk. Orebody models interpolated are estimates based on wide sample spacing and ecological models; the Company can experience unforeseen grade challenges that negatively impact production, cash flow generation, results of operations and financial condition.
The Company’s initiatives to optimize production are ongoing and continue to progress, including the carbon-in-column plant at Rosebel and managing the risk of seismic activity at Westwood. Development activities at Westwood continue to progress and the Company is developing a new life of mine plan that may encompass multiple mining methods due to the geology of the rock and risk of seismicity. A preliminary life of mine plan update is expected in the fourth quarter 2019. Additional actions are being taken to optimize the future development of the resource that is both safe and profitable, including aligning costs with output. The new life of mine plan for Westwood has the potential of impacting mining activities, operations and financial performance such as a reduction in production rates and the carrying value of assets.
Environmental, Social and Governance ("ESG")
While the importance of ESG is steadily gaining recognition within the mining industry, this has been central to the Company’s risk management function. The Company has a robust Enterprise Risk Management ("ERM") process that enables risk to be identified and assessed, and requires the implementation of mitigation plans. Effective risk management practices permeate throughout the organization resulting in risk informed decision making and continuous ongoing risk management. With active input from the Board of Directors, the Company works towards an ERM process where a disciplined approach enables identification, assessment and mitigation of risks that impact the achievement of long term objectives.
During the period, the Company achieved the highest level (GA-1) in the Moody’s Investor Services assessment of Corporate Governance for the Metals and Mining sector. The Corporate Governance framework is a subset of Moody’s initiative focussing on ESG assessment.
Risks Generally
For a comprehensive discussion of these and other risks at any time faced by the Company, refer to the MD&A for prior quarters during the year and the Company’s latest AIF, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.
GOLD MARGIN
The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold mines. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.
In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.
Gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended September 30,		Nine months ended September 30,
($/oz of gold)	2019	2018	2019	2018
Average realized gold price[1]	$1,481	$1,207	$1,367	$1,282
Total cash costs[2,3]	902	830	894	791
Gold margin	$579	$377	$473	$491

1	Refer to page 26 for calculation.

2	Refer to page 28 for calculation.

3	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL
The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.
Net cash from operating activities before changes in working capital does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2019	2018	2019	2018
Net cash from operating activities	$51.8	$11.4	$100.5	$168.0
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	(2.5)	9.9	(3.9)	1.6
Inventories and non-current ore stockpiles	(4.0)	20.2	12.7	60.2
Accounts payable and accrued liabilities	20.1	(1.8)	32.0	2.9
Net cash from operating activities before changes in working capital	$65.4	$39.7	$141.3	$232.7

__________________________
1 GAAP - Generally accepted accounting principles.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD
Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits.
Average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated financial statements.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2019	2018	2019	2018
Revenues	$274.4	$244.8	$771.9	$836.7
Royalty revenues	—	(0.1)	—	(0.3)
By-product credit and other revenues	(0.6)	(1.4)	(1.5)	(2.7)
Revenues - owner-operator	$273.8	$243.3	$770.4	$833.7
Sales - owner-operator (000s oz)	184	201	563	650
Average realized gold price per ounce[1] - owner-operator ($/oz)	$1,483	$1,207	$1,368	$1,282
Revenues - Joint Ventures	$21.2	$17.5	$54.1	$58.9
Sales - Joint Ventures (000s oz)	15	15	40	46
Average realized gold price per ounce[1] - Joint Ventures ($/oz)	$1,458	$1,206	$1,360	$1,281
Average realized gold price per ounce[1,2] ($/oz)	$1,481	$1,207	$1,367	$1,282

1	Average realized gold price per ounce sold may not calculate based on amounts presented in this table due to rounding.

2	Average realized gold price per ounce sold, consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
ADJUSTED NET EARNINGS (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD and adjusted net earnings (loss) attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company’s underlying performance. These measures are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings (loss) attributable to equity holders of IAMGOLD represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets, and foreign exchange (gain) loss. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the Consolidated statements of earnings, to adjusted net earnings (loss) attributable to equity holders of IAMGOLD.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2019	2018	2019	2018
Earnings (loss) before income taxes and non-controlling interests	$7.4	$(8.5)	$(42.9)	$32.6
Adjusting items:
Impairment charge	—	—	12.5	—
Loss on investment in Yatela	—	—	5.3	—
Normalization of costs	13.2	—	29.5	—
Adjustment to depreciation and write-down of assets	2.5	1.0	10.4	16.4
Restructuring costs	—	—	3.2	—
Unrealized (gain) loss on non-hedge derivatives and warrants	(7.0)	3.9	(16.9)	8.2
Changes in estimates of asset retirement obligations at closed sites	—	(2.3)	2.2	(1.5)
Foreign exchange (gain) loss and other	5.3	(0.4)	7.6	9.5
Write-down of related party loan receivable	—	—	—	10.9
Retrenchment expense at Joint Venture	—	—	—	2.4
	14.0	2.2	53.8	45.9
Adjusted earnings (loss) before income taxes and non-controlling interests	21.4	(6.3)	10.9	78.5
Income taxes	(8.6)	(0.5)	(13.9)	(19.7)
Tax on foreign exchange translation of deferred income tax balances	(2.1)	0.6	(2.0)	(4.1)
Tax impact of adjusting items	(8.9)	(0.2)	(10.8)	(2.5)
Non-controlling interests	(1.8)	(0.5)	(1.9)	(6.3)
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD	$—	$(6.9)	$(17.7)	$45.9
Adjusted net earnings (loss) attributable to equity holders ($/share)	$—	$(0.01)	$(0.04)	$0.10
Basic weighted average number of common shares outstanding (millions)	468.0	466.6	467.9	466.4
After adjusting reported net earnings (loss) for those items not considered representative of the Company's core business or indicative of future operations, the Company had adjusted net loss attributable to equity holders of IAMGOLD in the third quarter 2019 of $0.0 million.
TOTAL CASH COSTS PER OUNCE PRODUCED
The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.
Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. Although the Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.
The measure, along with revenues, is considered to be one of the key indicators of a company’s ability to generate operating earnings and cash flow from its mining operations. Total cash costs does not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated financial statements.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2019	2018	2019	2018
Cost of sales[1], excluding depreciation expense	$181.7	$172.7	$541.2	$522.6
Adjust for:
By-product credit, excluded from cost of sales	(0.6)	(0.6)	(1.5)	(1.8)
Stock movement	3.4	4.3	9.3	3.4
Normalization of costs	(9.6)	—	(20.9)	—
Other mining costs	(5.8)	(6.0)	(16.7)	(18.5)
Cost attributed to non-controlling interests[2]	(12.1)	(11.3)	(36.3)	(33.2)
	(24.7)	(13.6)	(66.1)	(50.1)
Total cash costs - owner-operator	$157.0	$159.1	$475.1	$472.5
Attributable gold production - owner-operator (000s oz)	174	193	531	605
Total cash costs[3] - owner-operator ($/oz)	$901	$822	$894	$780
Total cash costs - Joint Ventures	$12.1	$13.5	$34.8	$42.8
Attributable gold production - Joint Ventures (000s oz)	13	15	39	46
Total cash costs[3] - Joint Ventures ($/oz)	$915	$933	$893	$933
Total cash costs[4]	$169.1	$172.6	$509.9	$515.3
Total attributable gold production (000s oz)	187	208	570	651
Total cash costs[3,4] ($/oz)	$902	$830	$894	$791

1	As per note 29 of the Company’s consolidated interim financial statements.

2	Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.

3	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.

4	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
ALL-IN SUSTAINING COSTS PER OUNCE SOLD
The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world's leading gold mining companies, established in 1987 to promote the use of gold.
The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits, and corporate general and administrative costs. Classified as sustaining capital are expenditures which are required to maintain existing operations, including sustaining capitalized stripping, underground mine development costs relating to producing areas, ongoing replacement of mine equipment and capital spares, tailings and other facilities, capitalized brownfield exploration costs and other capital expenditures.
This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.
Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.
The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Essakane, Rosebel, Westwood), and in total (includes owner-operator mines and Joint Ventures).
AISC does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019

	Three months ended September 30,		Nine months ended September 30,
($ millions, attributable, except where noted)	2019	2018	2019	2018
AISC - owner-operator
Cost of sales[1], excluding depreciation expense	$168.8	$161.1	$503.6	$487.7
Sustaining capital expenditures[1]	22.6	33.4	68.8	109.5
Sustaining lease principal payments	1.2	—	3.2	—
By-product credit, excluded from cost of sales	(0.6)	(0.5)	(1.4)	(1.7)
Corporate general and administrative costs[2]	9.6	10.6	30.0	30.0
Environmental rehabilitation accretion and depreciation	2.2	1.6	6.6	5.9
Normalization of costs	(9.2)	—	(20.5)	—
	$194.6	$206.2	$590.3	$631.4
AISC - Joint Ventures
Cost of sales for Joint Ventures, excluding depreciation expense	$12.9	$13.3	$35.1	$42.9
Adjustments to cost of sales[3] - Joint Ventures	—	0.1	0.2	0.3
	$12.9	$13.4	$35.3	$43.2
AISC[4]	$207.5	$219.6	$625.6	$674.6
Attributable gold sales - owner-operator (000s oz)	171	187	523	606
AISC - owner-operator[5] ($/oz)	$1,137	$1,099	$1,129	$1,042
AISC - owner-operator, excluding by-product credit[5] ($/oz)	$1,141	$1,102	$1,131	$1,045
Attributable gold sales (000s oz)	186	202	563	652
AISC[4,5] ($/oz)	$1,118	$1,086	$1,112	$1,035
AISC excluding by-product credit[4,5] ($/oz)	$1,121	$1,089	$1,114	$1,038

1
Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 29 of the consolidated interim financial statements for cost of sales of total gold mines excluding Joint Ventures, on a 100% basis, and refer to the capital expenditures table of the MD&A on page 10 for 2019 sustaining capital expenditures, on a 100% basis.

2	Corporate general and administrative costs exclude depreciation expense.

3	Adjustments to cost of sales consist primarily of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.

4	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

5	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2019